UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                            Sequential
     Exhibit                  Description                   Page Number
     -------                  -----------                   -----------

       1.         Press release, dated December 9, 2004          4
       2.         Press release, dated December 15, 2004         6

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: December 22, 2004             By: /s/ Dafna Gruber
                                       -----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer






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

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE


             ALVARION CLOSES ACQUISITION OF INTERWAVE COMMUNICATIONS


Tel Aviv, Israel, December 9, 2004 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions, today announced that it has completed the acquisition of interWAVE Communications International, Ltd (NASDAQ: IWAV), a leading provider of compact mobile GSM and CDMA network equipment and services.

interWAVE shareholders approved the terms of the revised Amalgamation Agreement on December 8, 2004. Alvarion is paying $4.18 for each interWAVE share, for a total consideration of approximately $40.5 million. As indicated in the October 16, 2004 announcement of the amended agreement, Alvarion believes the deal will turn accretive sometime during the third quarter of 2005. The Company's Q4 guidance for revenue of $54 million to $56 million and EPS of $0.07 to $0.08 pertains to the core business and excludes any impact from the operating results of interWAVE and any transaction-related charges.

Strategic advantages to the addition of interWAVE include:

      o providing a complementary solution to Alvarion's eMGW residential voice and data solution to serve the developing regions of the world
      o creating the opportunity to leverage Alvarion's strong channel relationships and global sales and support capabilities
      o acquiring technical expertise in design and deployment of mobile systems

"We are extremely pleased that we have closed this transaction and are looking forward to moving ahead with our growth strategy," said Zvi Slonimsky, CEO of Alvarion. "We welcome all the interWAVE customers as well as the excellent interWAVE people who will enhance our organization. Together we are in a position to make a real impact on the evolution of mobile voice and data."

                                       ###

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.

                                    EXHIBIT 2

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE


              GORIZONT-RT DEPLOYING ALVARION GSM NETWORK IN RUSSIA
   Deployments Planned for Lensk, Ajkhal, and Udachny in the Republic of Sakha
                                    (Yakutia)

TEL AVIV, Israel, December 15, 2004 -- Alvarion Ltd. (NASDAQ:ALVR), the leading provider worldwide for wireless broadband solutions and specialized mobile networks for hard to serve areas, today announced that prior to the finalization of the acquisition of interWAVE Communications International, Ltd, the company received its first order from its local partner and integrator, STS, to roll out a GSM network in Russia for Gorizont-RT, the telecom operator in the Republic of Sakha, Russia. The network has been deployed and is operational.

Sakha is the largest and most remote of the autonomous republics in the Russian Federation and was previously called Yakutia. Spanning three time zones and with 40 percent of its territory above the Arctic Circle, Sakha's population centers are dispersed across a wide geographic area. The Wave Exchange II MSC, Ultrawave BTS and Ultrawave BSC are being deployed in Gorizont-RT's network to provide mobile services in the city of Lensk. Following commercial launch, STS will deploy the network for Gorizont in the cities of Ajkhal and Udachny, in the western reaches of Sakha.

This initial deployment will provide mobile switching, short message service, voicemail, and authentication center services to Lensk's subscribers, and then later to subscribers in Ajkhal and Udachny. The network will be GPRS-ready upon deployment, thereby enabling seamless and rapid upgrades after commercial launch.

This GSM network equipment is robust enough for Russia's harsh climate. Its economics, ease of deployment and operation enable efficient and effective mobile wireless communications in remote areas. Further down the line, the equipment's scalability will allow STS and Gorizont-RT to easily expand the network with minimal additional capital investment.

"This deal reflects Alvarion's strategy regarding the merger with interWAVE. As the perfect alternative to traditional wired telephony, this GSM solution is ideal for the remote areas of Russia," said Zvi Slonimsky, CEO of Alvarion. "We look forward to similar sales of these economically compelling networks and are optimistic about the future as Alvarion strengthens its position as we lead the market into the world of mobile broadband, and mobile WiMAX, in particular."

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.